As filed with the Securities and Exchange Commission on August 5, 2002

RECD S.E.C.
AUG 5 2002
1086

# FORM 6-K

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

02050203

**Report of Foreign Private Issuer**

P.E. 8/1/02

**For the month of August 2002**
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

# TELE2 AB

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A.........................................................................................

PROCESSED
P AUG 09 2002
THOMSON
FINANCIAL

**.TELE2.**

FOR IMMEDIATE RELEASE
Monday, August 5, 2002

# TELE2 AB SEES SECOND CONSECUTIVE QUARTER WITH A POSITIVE RESULT BEFORE TAXES AND AN ADDITIONAL IMPROVEMENT TO AN ALREADY POSITIVE CASH FLOW

New York and Stockholm – Monday, August 5, 2002 – Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockhomsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced its consolidated results for the second quarter ended June 30, 2002.

- **MSEK 1,207 EBITDA in Q2* (Q2 2001 MSEK 347)**
- **Positive EBT in Q2 of MSEK 249 (Q2 2001 MSEK -505)**
- **Central Europe reports MSEK 12 EBITDA in fixed telephony (Q2 2001 MSEK –133)**
- **Mobile operations for Tele2 in Sweden reported EBITDA margin of 56% in Q2 and revenues up 21%**
- **Positive cash flow of MSEK 70 (Q2 2001 MSEK –180) after investments, including special investments of MSEK 550****
- **Interest bearing liabilities continue to be reduced**

* includes MSEK 87 relating to court case with Telia (Note 5).
** includes payments relating to acquisition of FORA Telecom and investment in Svenska UMTS nät

**Lars-Johan Jarnheimer, President and CEO of Tele2 AB stated:**

"This is the second successive quarter in which Tele2 has delivered a positive result before tax. The mobile businesses continued to perform strongly, the fixed line operations in continental Europe continued to improve and, in Sweden, mobile margins of over 50% remain best in class. Our focus continues to be on low customer acquisition cost, churn management and operational cost control. The market conditions support Tele2 in achieving these three objectives. Firstly competitors are retreating from the market place and this has opened up opportunities to acquire customers at competitive prices. Also churn continues to be reduced by offering customers more products in an integrated service as local calling is now generally available, except in Germany. Finally the continued fall in interconnection rates across Europe allows Tele2 to reduce costs further."

## FINANCIAL AND OPERATING HIGHLIGHTS

*(The figures shown in parenthesis correspond to the comparable periods in 2001 and all negative amounts are distinguished with a minus sign).*

### Financial highlights for the second quarter, 2002

| SEK millions | 2002 | 2001 |
|---|---|---|
| | Q2 | Q2 |
| Operating Revenue | 7,710 | 6,213 |
| EBITDA (i) | 1,207 | 347 |
| EBIT (ii) | 423 | -379 |
| EBT (iii) | 249 | -505 |
| Profit (loss) after taxes (iv) | -48 | -695 |
| Earnings (loss) per share, after dilution | -0.33 | -4.79 |

(i) Operating Profit (loss) before depreciation and amortization
(ii) Operating Profit (loss) after depreciation and amortization
(iii) Profit (loss) after financial items
(iv) The taxes for the period are mainly related to deferred taxes and have no cash impact

### Operating highlights, for the second quarter, 2002

- During the quarter Tele2 invested MSEK 250 as the remaining part of its equity injection into Svenska UMTS nät, the Swedish UMTS network company jointly owned with Telia. Tele2 also made a final payment of $30 million to Millicom International Cellular for the acquisition of FORA Telecom B.V, following the award of two GSM licenses in St Petersburg and its surrounding area. Despite these payments, which totalled approximately MSEK 550 for the quarter, Tele2 remained cash flow positive.

- Local calling is being progressively introduced across Europe and is already available in Sweden, France, Spain and Italy. Local calling has been available in Holland since 1 August 2002 and will be introduced in other countries in due course.

- The Swedish Administrative Court of Appeal did not grant Telia an inhibition in its case against Tele2 regarding interconnection rates. The Stockholm County Administrative Court had previously ruled that Telia is liable for payments regarding traffic transited via their network. Telia has decided to ignore the court's ruling, final judgement is expected in the Autumn.

- Tele2 was awarded two GSM 1800 wireless licenses in St Petersburg and its environs.

- Tele2 increased its ownership in Finnish 3 G Ltd from 20% to 27.44%.

- Tele2 has been awarded a third generation UMTS license in Luxembourg. No license fee was paid.

### Post Quarter Events

- Tele2 Denmark purchased the corporate customers of Ventelos.

## OPERATIONAL REVIEW BY MARKET AREA

**Number of customers**

| | June 30, 2002 '000s | 2001 '000s | % |
|---|---|---|---|
| **By Market Area** | | | |
| Nordic | 6,447 | 5,744 | 12% |
| Eastern Europe and Russia | 1,217 | 481 | 153% |
| Central Europe | 3,423 | 2,815 | 22% |
| Southern Europe | 4,743 | 3,653 | 30% |
| Luxembourg | 221 | 186 | 19% |
| **TOTAL** | **16,051** | **12,879** | **25%** |
| | | | |
| **By Business Area** | | | |
| Mobile telephony | 4,342 | 3,025 | 44% |
| *Whereof Prepaid* | *2,703* | *1,695* | 59% |
| Fixed telephony and Internet | 11,454 | 9,854 | 16% |
| Cable TV | 255 | - | - |
| **TOTAL** | **16,051** | **12,879** | **25%** |

### Nordic

**Operating revenue Q2,** MSEK 3,379 (2,912), +16%
**EBITDA Q2,** MSEK 1,204 (833), +45%
The Nordic market encompasses Tele2 operations in Sweden, Norway, Denmark and Finland, and Datametrix. Optimal Telecom is included with effect from 1 January 2002 (note 4).

Tele2 has agreed terms with Telia in Sweden, Telenor in Norway and TDC in Denmark to resell ADSL services and Tele2 expects that the launch of these services will take place this summer.

#### Sweden

Tele2 in Sweden is the main component of the Nordic region. In the second quarter Tele2 in Sweden was able to maintain high margins, with EBITDA margins of 56% in mobile and 23% in fixed line and Internet, compared to 53% and 18% respectively in quarter two 2001. The mobile operations in Sweden reported 2.8 million customers, an annualized increase of 21%. Monthly average revenue per mobile customers (ARPU), including both postpaid and prepaid customers, was SEK 205 in the second quarter and monthly mobile minutes of usage (MOU) were 107 in the second quarter. Prepaid mobile customers accounted for 69% of the total mobile subscriber base. Fixed telephony and Internet had 1.9 million customers at the end of the quarter.

#### Denmark, Finland and Norway

Denmark, Finland and Norway reported 1.6 million, predominantly fixed telephony, customers and encouragingly, competitive pressures continue to reduce in these countries.

In Norway Tele2 has been successful in cross selling mobile services to its fixed line customers which have kept customer acquisition costs low. In Denmark margins have improved as costs have been reduced and prices have stabilised and Tele2 is now the only remaining fixed telephony and internet provider competing with the incumbent TDC. In July Tele2 Denmark purchased Ventelos' corporate customers.

Following the successful launch of a cost saving initiative in Sweden in September last year this programme has been replicated in Norway and Denmark. This led to staff reductions of approximately 10% in Denmark and 20% in Norway.

## Eastern Europe and Russia

**Operating revenue Q2,** MSEK 588 (272), +116%
**EBITDA Q2,** MSEK 133 (58), +129%
The Eastern Europe and Russia market encompasses Tele2 operations in the Baltics (Lithuania, Latvia and Estonia), in Poland, the Czech Republic and Russia, and X-source.

In Russia Tele2 was awarded two licenses to develop GSM 1800 wireless telephony in the city of St Petersburg and its surrounding area (Oblcom). Tele2 acquired FORA Telecom B.V., the Russian mobile operator, from Millicom International Cellular in the fourth quarter of 2001 and, following this award, Tele2 now has 12 GSM licenses in Russia.

In the Baltics, Tele2's offering was further enhanced through the launch of a pan-Baltic Intelligent Network pre-paid platform, capable of supporting pre-paid roaming.

Tele2 signed an interconnect agreement for fixed telephony in the Czech Republic in quarter two, the first operator in this market to do so.

Revenues within Eastern Europe and Russia are predominantly from the mobile businesses.

## Central Europe

**Operating revenue Q2**, MSEK 1,374 ( 1,205), +14%
**EBITDA Q2,** MSEK -51 (-133), of which MSEK 12 (-133) for fixed telephony

The Central European market encompasses Tele2 operations in Germany, the Netherlands, Switzerland and Austria, and a license in Ireland.

EBITDA for this market area continued to improve and the fixed line operations were EBITDA positive for the second successive quarter, in line with Tele2's target of reaching breakeven within three years from operational launch. ARPU for the fixed line business in Central Europe was SEK 148 in the second quarter.

In Germany Tele2 continues to benefit from market consolidation as a number of competitors have either been integrated into larger organisations or disappeared from the market and Tele2 is now the number four operator in Germany. Local calling however, has not yet been introduced and consequently Tele2 has not benefited from these revenues.

Tele2 is the largest alternative telephony operator in The Netherlands. Tele2's fixed line business now includes local calling from 1 August and with further interconnect cuts Tele2 will be able to offer an increasingly competitive product to its customers. The MVNO, which was launched last summer is acquiring customers at a low cost, and illustrates the benefits of cross selling mobile services to the fixed line customer base.

Tele2 is now the second largest alternative operator in Switzerland, and it is the largest alternative fixed telephony operator in Austria. Consumption per customer in both countries continues to rise reflecting the high levels of preselection. In Switzerland Tele2 has been able to take local traffic since April 1, 2002 and so the full benefit was reflected in Q2 numbers.

## Southern Europe

**Operating revenue Q2**, MSEK 2,010 (1,293), +55%
**EBITDA Q2**, MSEK -72 (-310)
The Southern Europe market includes Tele2 operations in France, Italy and Spain and a license in Portugal.

This market area has continued to show strong growth in operating revenue, which was up 12% from last quarter. There has been a strong improvement in EBITDA in the second quarter with MSEK -72 as compared to MSEK -181 in quarter one. Tele2 achieved a strong ARPU for Southern Europe of SEK 148 in the second quarter, a 5% increase on the first quarter.

Tele2 now offers a complete product portfolio including local, long distance, international and fixed to mobile calls allowing Tele2 to exploit any opportunities that may emerge from the local loop market. Tele2 now offers local calls to 100% of clients in France and Spain which has had a very positive impact on traffic, revenues and churn. These improvements have been achieved at minimal cost.

Tele2 Italy continued to show a substantial improvement in profitability in quarter two and has managed to consolidate its position as Italy's second alternative fixed telephony operator. Since the beginning of 2002 Tele2 Italy has offered local calls to 100% of clients.

In Spain Tele2 is now the number four operator which underlines the success of the IP network, which delivers a high-quality service to our clients. The full prepaid offer generates high operational savings and allows Tele2 to offer the best prices on the market.

## Luxembourg

**Operating revenue Q2,** MSEK 195 (163), +20%
**EBITDA Q2,** MSEK 32 (-1)
The Luxembourg market includes Tele2 operations in Liechtenstein and Luxembourg, a license in Belgium, 3C and Transac.

Tango is the largest mobile provider in Luxembourg. The launch of TANGO TV in conjunction with Tango Sunshine radio is successfully reaching its younger target audience and is the first step to interactivity between media and mobile which will drive SMS traffic in particular. Tango has launched GPRS prepaid in the second quarter and has also recently launched MMS services.

## Branded Products and Services

**Operating revenue Q2,** MSEK 164 (368)
**EBITDA Q2,** MSEK -39 (-100)
Branded Products include Tele2 UK, the operation recently launched in conjunction with the Post Office in the UK, $C^3$, Everyday.com and IntelliNet.

Optimal Telecom has been moved to the Nordic market area with effect from 1 January 2002 (Note 4).

# GROUP REVIEW

## Parent Company

At the Parent company level, Tele2 reported, at June 30, 2002, operating revenue of MSEK 8 (7), EBIT of MSEK -41 (-25) and liquidity of MSEK 3 compared to MSEK 8 at December 31, 2001.

In May 2002 the AGM authorized the board to issue an option program to employees within the Group through a new issue in the company representing a maximum of 1,055,000 B-shares (Note 2).

In July 2002, 8,317,143 A-shares have been converted into B-shares (see Note 2).

## COMPANY DISCLOSURE

**Third Quarter of 2002 Results**
The release of Tele2's financial and operating results for the period ended September 30, 2002 will be on October 23, 2002.

**Stockholm, August 5, 2002**

**Board of Tele2 AB**

## REPORT REVIEW

The financial and operating results for the period ended June 30, 2002 have not been subject to specific review by the Company's auditor.

*Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.1 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; $C^3$, offering co-branded pre-paid calling cards and IntelliNet and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.*


## CONTACTS

| | | |
|---|---|---|
| **Lars-Johan Jarnheimer**<br>President and CEO, Tele2 AB | **Telephone:** | **+ 46 8 562 640 00** |
| **Håkan Zadler**<br>CFO, Tele2 AB | **Telephone:** | **+ 46 8 562 640 00** |
| **Andrew Best**<br>Investor enquiries | **Telephone:** | **+ 44 20 7321 5022** |

**Visit us at our homepage: http://www.Tele2.com**


**CONFERENCE CALL DETAILS**
**A conference call to discuss the results will be held at 17.30 (Swedish time) / 11.30 (New York time), on 5 August 2002. The dial in numbers are: +44 (0)20 8781 0571 and +1 303 713 7898 and participants should quote, Tele2 AB. A live audio stream of the conference call can also be accessed at www.Tele2.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. An instantaneous recording of the conference call will be available for 48 hours after the call on +44 (0)20 8288 4459 access code 792582, or on +1 703 736 7336, access code 792582.**

## APPENDICES

**Consolidated Income Statement**
**Consolidated Balance Sheet**
**Consolidated Cash flow Statement**
**Change of Consolidated Shareholders' Equity**
**Customers**
**Market Areas split by Business Areas**
**Investments**
**Tele2 in Sweden**
**Five Year Summary**

Notes to the Accounts

## CONSOLIDATED INCOME STATEMENT (MSEK)

| | | 2002 Jan 1 - Jun 30 | 2001 Jan 1 - Jun 30 | 2001 Full year | 2002 Q2 | 2001 Q2 |
|---|---|---|---|---|---|---|
| Operating revenue | | 15,096 | 11,827 | 25,085 | 7,710 | 6,213 |
| Operating expenses | | -14,512 | -12,990 | -26,555 | -7,297 | -6,619 |
| Other revenues | | 17 | 105 | 189 | 12 | 44 |
| Other expenses | | -18 | -32 | -75 | -2 | -17 |
| **Operating Profit (loss)** | | **583** | **-1,090** | **-1,356** | **423** | **-379** |
| Share of profit (loss) of associated companies | | -20 | -50 | -58 | -9 | -17 |
| Sale of associated company | | - | - | 91 | - | - |
| Net interest and other financial expenses | | -303 | -236 | -621 | -165 | -109 |
| **Profit (loss) after financial items** | | **260** | **-1,376** | **-1,944** | **249** | **-505** |
| Taxes | Note 1 | -550 | -361 | 2,335 | -299 | -191 |
| Minority interest | | 3 | 3 | 1 | 2 | 1 |
| **Profit (loss) after taxes** | | **-287** | **-1,734** | **392** | **-48** | **-695** |
| **Earnings (loss) per share after tax (SEK)** | | -1.95 | -11.98 | 2.70 | -0.33 | -4.81 |
| **Earnings (loss) per share after tax, after dilution (SEK)** | | -1.94 | -11.95 | 2.70 | -0.33 | -4.79 |
| Number of shares, basic | Note 2 | 147,360,175 | 144,798,726 | 147,360,175 | | |
| Number of shares, weighted average | Note 2 | 147,360,175 | 144,798,726 | 145,003,847 | | |
| Number of shares after dilution | Note 2 | 147,560,175 | 145,098,726 | 147,560,175 | | |
| Number of shares after dilution, weighted average | Note 2 | 147,560,175 | 145,098,726 | 145,223,466 | | |

## CONSOLIDATED BALANCE SHEET (MSEK)

| | | 2002 June 30 | 2001 June 30 | 2001 Dec 31 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Fixed assets** | | | | |
| Intangible assets | | 26,226 | 27,737 | 27,769 |
| Tangible assets | | 9,354 | 8,474 | 9,431 |
| Long-term financial assets | Note 1 | 2,139 | 396 | 2,390 |
| | | **37,719** | **36,607** | **39,590** |
| **Current assets** | | | | |
| Materials and supplies | | 296 | 433 | 362 |
| Current receivables | | 7,351 | 5,749 | 6,929 |
| Cash and cash equivalents | | 2,135 | 1,070 | 2,275 |
| | | **9,782** | **7,252** | **9,566** |
| **Total assets** | | **47,501** | **43,859** | **49,156** |
| **EQUITY AND LIABILITIES** | | | | |
| **Shareholders' Equity** | | | | |
| Restricted equity | | 27,037 | 26,837 | 36,478 |
| Non-restricted equity | | 899 | -722 | -6,961 |
| | | **27,936** | **26,115** | **29,517** |
| **Minority interest** | | **21** | **4** | **28** |
| **Provisions** | | | | |
| Deferred tax liabilities | Note 1 | - | 935 | - |
| Pension | | 2 | - | - |
| | | **2** | **935** | **-** |
| **Long-term liabilities** | | | | |
| Interest-bearing liabilities | | 10,882 | 5,920 | 10,972 |
| Non-interest-bearing liabilities | | 4 | 7 | 8 |
| | | **10,886** | **5,927** | **10,980** |
| **Short-term liabilities** | | | | |
| Interest-bearing liabilities | | 559 | 3,457 | 882 |
| Non-interest-bearing liabilities | | 8,097 | 7,421 | 7,749 |
| | | **8,656** | **10,878** | **8,631** |
| **Total equity and liabilities** | | 47,501 | 43,859 | 49,156 |

## CONSOLIDATED CASH FLOW STATEMENT (MSEK)

| | 2002 1 Jan - 30 Jun | 2001 1 Jan - 30 Jun | 2001 Full year | 2002 Q2 | 2002 Q1 | 2001 Q4 | 2001 Q3 | 2001 Q2 | 2001 Q1 |
|---|---|---|---|---|---|---|---|---|---|
| Cash flows from operation | 1,906 | 63 | 1,161 | 1,060 | 846 | 508 | 590 | 198 | –135 |
| Change in working capital | –40 | 111 | –748 | 27 | –67 | 108 | –967 | 187 | –76 |
| **Cash flows from operating activities** | **1,866** | **174** | **413** | **1 087** | **779** | **616** | **–377** | **385** | **–211** |
| Investing activities Note 3 | –1,572 | –1,153 | –1,467 | –1,017 | –555 | 569 | –883 | –565 | –588 |
| **Cash flow after investing activities** | **294** | **–979** | **–1 054** | **70** | **224** | **1 185** | **–1 260** | **–180** | **–799** |
| Financing activities | –224 | 463 | 1 793 | –196 | –28 | 98 | 1 232 | 325 | 138 |
| **Net change in cash** | **70** | **–516** | **739** | **–126** | **196** | **1 283** | **–28** | **145** | **–661** |
| Cash at beginning of period | 2,275 | 1,511 | 1,511 | 2,388 | 2,275 | 968 | 1 070 | 871 | 1 511 |
| Exchange difference in cash | –210 | 75 | 25 | –127 | –83 | 24 | –74 | 54 | 21 |
| **Cash at end of period*** | **2,135** | **1,070** | **2,275** | **2,135** | **2,388** | **2,275** | **968** | **1 070** | **871** |
| *of which restricted funds | 892 | - | 897 | 892 | 963 | 897 | - | - | - |

For additional cash flow information: Note 3

## CHANGE OF CONSOLIDATED SHAREHOLDERS' EQUITY (MSEK)

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | Restricted | | Non restricted | Restricted | | Non restricted |
| | Share capital | Other | | Share capital | Other | |
| Equity, January 1 | 737 | 35,741 | -6,961 | 724 | 25,098 | 717 |
| Withdrawal from the share premium reserve | - | -7,387 | 7,387 | - | - | - |
| Translation differences and other transfers | - | -2,054 | 760 | - | 1,015 | 295 |
| Profit, year-to-date | - | - | -287 | - | - | -1,734 |
| Equity, June 30 | **737** | **26,300** | **899** | **724** | **26,113** | **-722** |
| Total restricted and retained earnings | | 27,037 | 899 | | 26,837 | -722 |

NUMBER OF CUSTOMERS

| | Number of customers | | | Net intake | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| (in thousands) | **2002 March 31** | **2001 March 31** | **Change** | **2002 Q2** | **2002 Q1** | **2001 Q4** | **2001 Q3** | **2001 Q2** | **2001 Q1** |
| **BY MARKET AREA:** | | | | | | | | | |
| Nordic | 6,447 | 5,744 | 12% | 1 | 172 | 198 | 332 | 81 | 191 |
| Eastern Europe & Russia | 1,217 | 481 | 153% | 116 | 105 | 422 | 93 | 124 | 79 |
| Central Europe | 3,423 | 2,815 | 22% | 133 | 99 | 243 | 133 | 4 | 109 |
| Southern Europe | 4,743 | 3,653 | 30% | 212 | 245 | 418 | 215 | 234 | 477 |
| Luxembourg | 221 | 186 | 19% | 5 | 5 | 12 | 13 | 13 | 13 |
| **Total number of customers** | **16,051** | **12,879** | **25%** | **467** | **626** | **1 293** | **786** | **456** | **869** |
| **BY BUSINESS AREA:** | | | | | | | | | |
| Mobile telephony | 4,342 | 3,025 | 44% | 299 | 333 | 432 | 253 | 252 | 214 |
| *of which prepaid* | *2,703* | *1,695* | *59%* | *193* | *331* | *215* | *269* | *171* | *128* |
| Fixed telephony and Internet | 11,454 | 9,854 | 16% | 168 | 104 | 795 | 533 | 204 | 655 |
| Cable TV | 255 | - | - | - | 189 | 66 | - | - | - |
| **Total number of customers** | **16,051** | **12,879** | **25%** | **467** | **626** | **1 293** | **786** | **456** | **869** |

## MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK)

### OPERATING REVENUE

| | | 2002 1 Jan - 30 Jun | 2001 1 Jan - 30 Jun | 2002 Q2 | 2002 Q1 | 2001 Q4 | 2001 Q3 | 2001 Q2 | 2001 Q1 |
|---|---|---|---|---|---|---|---|---|---|
| **Nordic** | | | | | | | | | |
| Mobile telephony | Note 4, 5 | 3,454 | 2,774 | 1,784 | 1,670 | 1,591 | 1,664 | 1,452 | 1,322 |
| Fixed telephony and Internet | Note 4 | 3,392 | 2,916 | 1,656 | 1,736 | 1,607 | 1,363 | 1,438 | 1,478 |
| Cable TV | | 126 | 76 | 64 | 62 | 52 | 43 | 29 | 47 |
| Data processing | | 95 | 173 | 47 | 48 | 55 | 52 | 104 | 69 |
| Adjustments for sales internal | | –290 | –212 | –172 | –118 | –160 | –96 | –111 | –101 |
| **Total Nordic** | | **6,777** | **5,727** | **3,379** | **3,398** | **3,145** | **3,026** | **2,912** | **2,815** |
| **Eastern Europe & Russia** | | | | | | | | | |
| Mobile telephony | | 968 | 454 | 523 | 445 | 370 | 270 | 258 | 196 |
| Fixed telephony and Internet | | 88 | 11 | 50 | 38 | 12 | 11 | 8 | 3 |
| Cable TV | | 13 | - | 7 | 6 | - | - | - | - |
| Data processing | | 33 | 24 | 19 | 14 | 18 | 11 | 13 | 11 |
| Adjustments for sales internal | | –20 | –14 | –11 | –9 | –11 | –8 | –7 | –7 |
| **Total Eastern Europe & Russia** | | **1,082** | **475** | **588** | **494** | **389** | **284** | **272** | **203** |
| **Central Europe** | | | | | | | | | |
| Mobile telephony | | 38 | 11 | 22 | 16 | 7 | 7 | 6 | 5 |
| Fixed telephony and Internet | | 2,845 | 2,603 | 1,438 | 1,407 | 1,444 | 1,292 | 1,419 | 1,184 |
| Adjustments for sales internal | | –161 | –357 | –86 | –75 | –79 | –84 | –220 | –137 |
| **Total Central Europe** | | **2,722** | **2,257** | **1,374** | **1,348** | **1,372** | **1,215** | **1,205** | **1,052** |
| **Southern Europe** | | | | | | | | | |
| Fixed telephony and Internet | | 3,933 | 2,619 | 2,065 | 1,868 | 1,566 | 1,406 | 1,415 | 1,204 |
| Adjustments for sales internal | | –135 | –274 | –55 | –80 | –84 | –109 | –122 | –152 |
| **Total Southern Europe** | | **3,798** | **2,345** | **2,010** | **1,788** | **1,482** | **1,297** | **1,293** | **1,052** |
| **Luxembourg** | | | | | | | | | |
| Mobile telephony | | 250 | 209 | 130 | 120 | 149 | 113 | 109 | 100 |
| Fixed telephony and Internet | | 102 | 105 | 52 | 50 | 46 | 60 | 55 | 50 |
| Cable TV | Not 6 | 2 | - | 1 | 1 | 5 | - | - | - |
| Data processing | | 53 | 42 | 28 | 25 | 29 | 28 | 25 | 17 |
| Adjustments for sales internal | | –46 | –51 | –16 | –30 | –45 | –27 | –26 | –25 |
| **Total Luxembourg** | | **361** | **305** | **195** | **166** | **184** | **174** | **163** | **142** |
| **Branded products and services** | | | | | | | | | |
| Mobile telephony | Not 4 | - | - | - | - | 13 | 4 | –15 | 15 |
| Fixed telephony and Internet | Not 4 | 430 | 819 | 210 | 220 | 368 | 372 | 432 | 387 |
| Adjustments for sales internal | | –74 | –101 | –46 | –28 | –27 | –40 | –49 | –52 |
| **Total Branded products and services** | | **356** | **718** | **164** | **192** | **354** | **336** | **368** | **350** |
| **Total Operating revenue** | | **15,096** | **11,827** | **7,710** | **7,386** | **6,926** | **6,332** | **6,213** | **5,614** |
| **BY BUSINESS AREA** | | | | | | | | | |
| Mobile telephony | Note 5 | 4,710 | 3,448 | 2,459 | 2,251 | 2,130 | 2,058 | 1,810 | 1,638 |
| Fixed telephony and Internet | | 10,790 | 9,073 | 5,471 | 5,319 | 5,043 | 4,504 | 4,767 | 4,306 |
| Cable TV | | 141 | 76 | 72 | 69 | 57 | 43 | 29 | 47 |
| Data processing | | 181 | 239 | 94 | 87 | 102 | 91 | 142 | 97 |
| Adjustments for sales internal | | –726 | –1 009 | –386 | –340 | –406 | –364 | –535 | –474 |
| **Total Operating revenue** | | **15,096** | **11,827** | **7,710** | **7,386** | **6,926** | **6,332** | **6,213** | **5,614** |

## MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued

### EBITDA

| | | 2002 1 Jan - 30 Jun | 2001 1 Jan - 30 Jun | 2002 Q2 | 2002 Q1 | 2001 Q4 | 2001 Q3 | 2001 Q2 | 2001 Q1 |
|---|---|---|---|---|---|---|---|---|---|
| **Nordic** | | | | | | | | | |
| Mobile telephony | Note 4, 5 | 1,727 | 1,278 | 903 | 824 | 754 | 885 | 693 | 585 |
| Fixed telephony and Internet | Note 4 | 561 | 340 | 292 | 269 | 303 | 204 | 152 | 188 |
| Cable TV | | 12 | –16 | 8 | 4 | 19 | –14 | –18 | 2 |
| Data processing | | 2 | 11 | 1 | 1 | 3 | 1 | 6 | 5 |
| **Total Nordic** | | **2,302** | **1,613** | **1,204** | **1,098** | **1,079** | **1,076** | **833** | **780** |
| **Eastern Europe & Russia** | | | | | | | | | |
| Mobile telephony | | 287 | 142 | 150 | 137 | 96 | 82 | 79 | 63 |
| Fixed telephony and Internet | | –27 | –28 | –16 | –11 | –24 | –4 | –21 | –7 |
| Cable TV | | - | - | - | - | - | - | - | - |
| Data processing | | –1 | 3 | –1 | - | 4 | 1 | - | 3 |
| **Total Eastern Europe & Russia** | | **259** | **117** | **133** | **126** | **76** | **79** | **58** | **59** |
| **Central Europe** | | | | | | | | | |
| Mobile telephony | | –102 | 1 | –63 | –39 | –23 | 1 | - | 1 |
| Fixed telephony and Internet | | 24 | –411 | 12 | 12 | –54 | –120 | –133 | –278 |
| **Total Central Europe** | | **–78** | **–410** | **–51** | **–27** | **–77** | **–119** | **–133** | **–277** |
| **Southern Europe** | | | | | | | | | |
| Fixed telephony and Internet | | –253 | –707 | –72 | –181 | –329 | –295 | –310 | –397 |
| **Total Southern Europe** | | **–253** | **–707** | **–72** | **–181** | **–329** | **–295** | **–310** | **–397** |
| **Luxembourg** | | | | | | | | | |
| Mobile telephony | | 64 | 54 | 35 | 29 | 4 | 43 | 29 | 25 |
| Fixed telephony and Internet | | 13 | –31 | 7 | 6 | –25 | –5 | –27 | –4 |
| Cable TV | Note 6 | –14 | - | –5 | –9 | –4 | - | - | - |
| Data processing | | –8 | –14 | –5 | –3 | –12 | –5 | –3 | –11 |
| **Total Luxembourg** | | **55** | **9** | **32** | **23** | **–37** | **33** | **–1** | **10** |
| **Branded products and services** | | | | | | | | | |
| Mobile telephony | Note 4 | - | –3 | - | - | –15 | –4 | 7 | –10 |
| Fixed telephony and Internet | Note 4 | –129 | –274 | –39 | –90 | –64 | –49 | –107 | –167 |
| **Total Branded products and services** | | **–129** | **–277** | **–39** | **–90** | **–79** | **–53** | **–100** | **–177** |
| **Total EBITDA** | | **2,156** | **345** | **1,207** | **949** | **633** | **721** | **347** | **–2** |
| **BY BUSINESS AREA** | | | | | | | | | |
| Mobile telephony | | 1,976 | 1,472 | 1,025 | 951 | 816 | 1 007 | 808 | 664 |
| Fixed telephony and Internet | | 189 | –1,111 | 184 | 5 | –193 | –269 | –446 | –665 |
| Cable TV | | –2 | –16 | 3 | –5 | 15 | –14 | –18 | 2 |
| Data processing | | –7 | 0 | –5 | –2 | –5 | –3 | 3 | –3 |
| **Total EBITDA** | | **2,156** | **345** | **1,207** | **949** | **633** | **721** | **347** | **–2** |
| **EBITDA-MARGIN** | | | | | | | | | |
| Nordic | Note 4, 5 | 34% | 28% | 36% | 32% | 34% | 36% | 29% | 28% |
| Eastern Europe & Russia | | 24% | 25% | 23% | 26% | 20% | 28% | 21% | 29% |
| Central Europe | | –3% | –18% | –4% | –2% | –6% | –10% | –11% | –26% |
| Southern Europe | | –7% | –30% | –4% | –10% | –22% | –23% | –24% | –38% |
| Luxembourg | | 15% | 3% | 16% | 14% | –20% | 19% | –1% | 7% |
| Branded products and services | Note 4 | –36% | –39% | –24% | –47% | –22% | –16% | –27% | –51% |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Total EBITDA margin** | **14%** | **3%** | **16%** | **13%** | **9%** | **11%** | **6%** | **0%** |

## MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued

### EBIT

| | | 2002 1 Jan - 30 Jun | 2001 1 Jan - 30 Jun | 2002 Q2 | 2002 Q1 | 2001 Q4 | 2001 Q3 | 2001 Q2 | 2001 Q1 |
|---|---|---|---|---|---|---|---|---|---|
| **Nordic** | | | | | | | | | |
| Mobile telephony | Note 4, 5 | 1,537 | 1,105 | 805 | 732 | 663 | 795 | 609 | 496 |
| Fixed telephony and Internet | Note 4 | 324 | 104 | 180 | 144 | 179 | 80 | 30 | 74 |
| Cable TV | | −23 | −52 | −9 | −14 | 1 | −32 | −37 | −15 |
| Data processing | | - | 10 | - | - | 2 | - | 6 | 4 |
| **Total Nordic** | | **1,838** | **1,167** | **976** | **862** | **845** | **843** | **608** | **559** |
| **Eastern Europe & Russia** | | | | | | | | | |
| Mobile telephony | | 121 | 73 | 67 | 54 | −38 | 41 | 44 | 29 |
| Fixed telephony and Internet | | −38 | −33 | −23 | −15 | −34 | −12 | −25 | −8 |
| Cable TV | | −4 | - | −2 | −2 | - | - | - | - |
| Data processing | | −11 | −4 | −5 | −6 | 3 | −2 | −2 | −2 |
| **Total Eastern Europe & Russia** | | **68** | **36** | **37** | **31** | **−69** | **27** | **17** | **19** |
| **Central Europe** | | | | | | | | | |
| Mobile telephony | | −110 | 1 | −67 | −43 | −26 | 1 | - | 1 |
| Fixed telephony and Internet | | −28 | −461 | −14 | −14 | −75 | −147 | −158 | −303 |
| **Total Central Europe** | | **−138** | **−460** | **−81** | **−57** | **−101** | **−146** | **−158** | **−302** |
| **Southern Europe** | | | | | | | | | |
| Fixed telephony and Internet | | −312 | −749 | −101 | −211 | −359 | −319 | −336 | −413 |
| **Total Southern Europe** | | **−312** | **−749** | **−101** | **−211** | **−359** | **−319** | **−336** | **−413** |
| **Luxembourg** | | | | | | | | | |
| Mobile telephony | | 33 | 25 | 19 | 14 | −13 | 24 | 14 | 11 |
| Fixed telephony and Internet | | 5 | −51 | 3 | 2 | −43 | −15 | −37 | −14 |
| Cable TV | Note 6 | −15 | - | −6 | −9 | −5 | - | - | - |
| Data processing | | −11 | −16 | −6 | −5 | −13 | −6 | −4 | −12 |
| **Total Luxembourg** | | **12** | **−42** | **10** | **2** | **−74** | **3** | **−27** | **−15** |
| **Branded products and services** | | | | | | | | | |
| Mobile telephony | Note 4 | - | −3 | - | - | −15 | −4 | 7 | −10 |
| Fixed telephony and Internet | Note 4 | −135 | −290 | −42 | −93 | −74 | −60 | −114 | −176 |
| **Total Branded products and services** | | **−135** | **−293** | **−42** | **−93** | **−89** | **−64** | **−107** | **−186** |
| Group adjustments, depreciation | | −750 | −749 | −376 | −374 | −378 | −385 | −376 | −373 |
| **Total EBIT** | | **583** | **−1,090** | **423** | **160** | **−225** | **−41** | **−379** | **−711** |
| **BY BUSINESS AREA** | | | | | | | | | |
| Mobile telephony | Note 5 | 1,581 | 1,201 | 824 | 757 | 571 | 857 | 674 | 527 |
| Fixed telephony and Internet | | −184 | −1 480 | 3 | −187 | −406 | −473 | −640 | −840 |
| Cable TV | | −42 | −52 | −17 | −25 | −4 | −32 | −37 | −15 |
| Data processing | | −22 | −10 | −11 | −11 | −8 | −8 | 0 | −10 |
| Group adjustments, depreciation | | −750 | −749 | −376 | −374 | −378 | −385 | −376 | −373 |
| **Total EBIT** | | **583** | **−1,090** | **423** | **160** | **−225** | **−41** | **−379** | **−711** |
| **EBIT-MARGIN** | | | | | | | | | |
| Nordic | Note 4, 5 | 27% | 20% | 29% | 25% | 27% | 28% | 21% | 20% |
| Eastern Europe & Russia | | 6% | 8% | 6% | 6% | −18% | 10% | 6% | 9% |
| Central Europe | | −5% | −20% | −6% | −4% | −7% | −12% | −13% | −29% |
| Southern Europe | | −8% | −32% | −5% | −12% | −24% | −25% | −26% | −39% |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Luxembourg | | 3% | −14% | 5% | 1% | −40% | 2% | −17% | −11% |
| Branded products and services | Note 4 | −38% | −41% | −26% | −48% | −25% | −19% | −29% | −53% |
| **Total EBIT-margin** | | **4%** | **−9%** | **5%** | **2%** | **−3%** | **−1%** | **−6%** | **−13%** |

## INVESTMENTS* (MSEK)

*according to Cash flow statement

| | | 2002 1 Jan - 30 Jun | 2001 1 Jan - 30 Jun | 2002 Q2 | 2002 Q1 | 2001 Q4 | 2001 Q3 | 2001 Q2 | 2001 Q1 |
|---|---|---|---|---|---|---|---|---|---|
| **Market areas** | | | | | | | | | |
| Nordic | Note 4 | 536 | 581 | 243 | 293 | 200 | 248 | 252 | 329 |
| Eastern Europe & Russia | | 226 | 70 | 101 | 125 | 128 | 130 | 3 | 67 |
| Central Europe | | 53 | 50 | 16 | 37 | 6 | 93 | 28 | 22 |
| Southern Europe | | 81 | 276 | 30 | 51 | 105 | 73 | 180 | 96 |
| Luxembourg | | 44 | 16 | 22 | 22 | 92 | 14 | 8 | 8 |
| Branded products and services | Note4 | 6 | 14 | 3 | 3 | 19 | 30 | −1 | 15 |
| | | 946 | 1 007 | 415 | 531 | 550 | 588 | 470 | 537 |
| Change of long-term receivables | | 11 | 62 | 11 | - | - | 25 | 11 | 51 |
| Purchase/sale of companies | Note 3 | 615 | 84 | 591 | 24 | −1 119 | 270 | 84 | - |
| **Total investments** | | **1,572** | **1,153** | **1,017** | **555** | **−569** | **883** | **565** | **588** |
| **Business areas** | | | | | | | | | |
| Mobile telephony | | 455 | 354 | 206 | 249 | 166 | 269 | 142 | 212 |
| Fixed telephony and Internet | | 436 | 580 | 189 | 247 | 400 | 292 | 300 | 280 |
| Cable TV | | 49 | 58 | 21 | 28 | −25 | 19 | 20 | 38 |
| Data processing | | 6 | 15 | −1 | 7 | 9 | 8 | 8 | 7 |
| | | 946 | 1 007 | 415 | 531 | 550 | 588 | 470 | 537 |
| Change of long-term receivables | | 11 | 62 | 11 | - | - | 25 | 11 | 51 |
| Purchase/sale of companies | Note3 | 615 | 84 | 591 | 24 | −1 119 | 270 | 84 | - |
| **Total investments** | | **1,572** | **1,153** | **1,017** | **555** | **−569** | **883** | **565** | **588** |

## TELE2 IN SWEDEN* (MSEK)

*Optimal Telecom is included from January 1, 2002 (See note 4)

| | | 2002 1 Jan - 30 Jun | 2001 1 Jan - 30 Jun | 2002 Q2 | 2002 Q1 | 2001 Q4 | 2001 Q3 | 2001 Q2 | 2001 Q1 |
|---|---|---|---|---|---|---|---|---|---|
| **Operating revenue** | | | | | | | | | |
| Mobile telephony | Note 5 | 3,259 | 2,647 | 1 670 | 1 589 | 1 513 | 1 560 | 1 377 | 1 270 |
| Fixed telephony and Internet | | 2,004 | 1,604 | 956 | 1 048 | 853 | 726 | 782 | 822 |
| Cable TV | | 118 | 69 | 60 | 58 | 49 | 39 | 26 | 43 |
| **Total Tele2 in Sweden** | | **5,381** | **4,320** | **2,686** | **2,695** | **2,415** | **2,325** | **2,185** | **2,135** |
| **EBITDA** | | | | | | | | | |
| Mobile telephony | Note 5 | 1,812 | 1,406 | 938 | 874 | 808 | 897 | 730 | 676 |
| Fixed telephony and Internet | | 435 | 294 | 219 | 216 | 220 | 161 | 141 | 153 |
| Cable TV | | 13 | −17 | 9 | 4 | 19 | −15 | −19 | 2 |
| **Total Tele2 in Sweden** | | **2,260** | **1,683** | **1,166** | **1,094** | **1,047** | **1,043** | **852** | **831** |
| **EBITDA-margin** | | | | | | | | | |
| Mobile telephony | Note 5 | 56% | 53% | 56% | 55% | 53% | 58% | 53% | 53% |
| Fixed telephony and Internet | | 22% | 18% | 23% | 21% | 26% | 22% | 18% | 19% |
| Cable TV | | 11% | −25% | 15% | 7% | 39% | −38% | −73% | 5% |
| **Total Tele2 in Sweden** | | **42%** | **39%** | **43%** | **41%** | **43%** | **45%** | **39%** | **39%** |
| **EBIT** | | | | | | | | | |
| Mobile telephony | Note 5 | 1 623 | 1 234 | 842 | 781 | 718 | 807 | 645 | 589 |
| Fixed telephony and Internet | | 257 | 120 | 135 | 122 | 130 | 74 | 53 | 67 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Cable TV | | –22 | –52 | –9 | –13 | 2 | –33 | –37 | –15 |
| **Total Tele2 in Sweden** | | **1 858** | **1 302** | **968** | **890** | **850** | **848** | **661** | **641** |
| **EBIT-margin** | | | | | | | | | |
| Mobile telephony | Note 5 | 50% | 47% | 50% | 49% | 47% | 52% | 47% | 46% |
| Fixed telephony and Internet | | 13% | 7% | 14% | 12% | 15% | 10% | 7% | 8% |
| Cable TV | | –19% | –75% | –15% | –22% | 4% | –85% | –142% | –35% |
| **Total Tele2 in Sweden** | | **35%** | **30%** | **36%** | **33%** | **35%** | **36%** | **30%** | **30%** |

## FIVE YEAR SUMMARY

| | 2002<br>Jan 1 - Jun 30 | 2001<br>Jan 1 - Jun 30 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|---|
| **Income Statement and Balance Sheet (MSEK)** | | | | | | |
| Operating revenue | 15,096 | 11,827 | 25,085 | 12,440 | 8,171 | 5,918 |
| Operating profit before depreciation | 2,156 | 345 | 1,699 | 1,820 | 2,060 | 1,165 |
| Operating profit (loss) after depreciation | 583 | -1,090 | -1,356 | 420 | 1,152 | 506 |
| Profit (loss) after financial items | 260 | -1,376 | -1,944 | 165 | 4,184 | 219 |
| Profit (loss) after taxes | -287 | -1,734 | 392 | -396 | 3,768 | 53 |
| Shareholders' equity | 27,936 | 26,115 | 29,517 | 26,539 | 6,659 | 2,926 |
| Shareholders' equity, after dilution | 27,966 | 26,160 | 29,547 | 26,584 | 6,659 | 2,926 |
| Total assets | 47,501 | 43,859 | 49,156 | 42,345 | 14,401 | 9,995 |
| Cash flow provided by operating activities | 1,866 | 174 | 413 | 883 | 1,753 | 971 |
| Liquidity | 1,352 | 2,135 | 1,378 | 1,304 | 1,123 | 821 |
| Net borrowing | 9,123 | 8,045 | 9,286 | 7,095 | 4,605 | 4,600 |
| Net borrowing, after dilution | 9,093 | 8,000 | 9,256 | 7,050 | 4,605 | 4,600 |
| Investments including financial lease | 1,572 | 1,160 | 1,485 | 774 | 1,475 | 1,941 |
| **Key ratio** | | | | | | |
| Solidity, % | 59 | 60 | 60 | 63 | 46 | 29 |
| Solidity, after dilution, % | 59 | 60 | 60 | 63 | 46 | 29 |
| Debt/equity ratio | 0.33 | 0.31 | 0.31 | 0.27 | 0.69 | 1.57 |
| Result before depreciation margin, % | 14.3 | 2.9 | 6.8 | 14.6 | 25.2 | 19.7 |
| Result after depreciation margin, % | 3.9 | -9.2 | -5.4 | 3.4 | 14.1 | 8.6 |
| Return on shareholders' equity, % | -1.0 | -6.6 | 1.4 | -2.4 | 78.6 | 1.8 |
| Return on shareholders' equity, after dilution, % | -1.0 | -6.6 | 1.4 | -2.4 | 78.6 | 1.8 |
| Return on capital employed, % | 1.6 | -3.1 | -3.3 | 1.9 | 45.2 | 6.8 |
| Average interest rate, % | 7.0 | 5.6 | 6.3 | 4.8 | 4.8 | 6.6 |
| Average interest rate, after dilution, % | 7.0 | 5.6 | 6.3 | 4.8 | 4.8 | 6.6 |
| **Value per share (SEK)** | | | | | | |
| Profit (loss) | -1.95 | -11.98 | 2.70 | -3.47 | 36.28 | 0.51 |
| Profit (loss), after dilution | -1.94 | -11.95 | 2.70 | -3.47 | 36.28 | 0.51 |
| Shareholders' equity | 189.57 | 180.35 | 203.56 | 232.62 | 64.12 | 28.24 |
| Shareholders' equity, after dilution | 189.52 | 180.29 | 203.46 | 232.74 | 64.12 | 28.17 |
| Cash flow | 12.66 | 1.20 | 2.85 | 7.74 | 16.88 | 9.38 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Cash flow, after dilution | 12.65 | 1.20 | 2.85 | 7.73 | 16.88 | 9.35 |
| Dividend | - | - | - | - | - | - |
| Market value at closing day | 169.00 | 353.50 | 378.00 | 392.00 | 598.00 | 330.00 |
| P/E-ratio | -43.44 | -14.76 | 139.81 | -112.89 | 16.48 | 642.68 |
| P/E-ratio, after dilution | -43.49 | -14.79 | 140.02 | -113.02 | 16.48 | 644.24 |

## NOTES TO THE ACCOUNTS

**Accounting principles and definitions**

The Interim report has been prepared in accordance with the recommendations RR1:00 - RR21 of the Swedish Financial Accounting Standards Council. Tele2 has reported its interim report in accordance with the accounting principles and methods used in the Annual Report and Accounts for the financial year of 2001. Definitions are stated in the Annual Report for 2001.

**Note 1 Taxes**

At June 30, 2002 and December 31, 2001 the total deferred tax receivable for the group is MSEK 1,223 and MSEK 1,764 respectively, and is included in the item "Long-term financial assets".

Tele2 AB has in the fourth quarter of 2001 recorded a deferred tax receivable /-revenue of MSEK 3,082, as a result of the reorganisation of the former SEC-group.

**Note 2 Shares and Convertibles**

At the AGM in May 2000 the AGM authorized the board to settle the option obligation through a new issue. In October 2000 three Convertible debentures were issued with option rights to subscribe for 100,000 new B-shares in Tele2 AB per year for the years 2001, 2002 and 2003. The remaining Convertibles at June 30, 2002 represent 200,000 B-shares.

At the AGM in May 2002 the AGM authorized the board to issue a option program to employees within the Group through a new issue in the company representing a maximum of 1,055,000 B-shares. The AGM also resolved to authorize the Board to offer owners of class A shares the possibility to convert class A shares into class B shares during the period from May 21, 2002 up to and including June 20, 2002. In July 2002 8,317,143 A-shares have been converted into B-shares.

**Note 3 Non-cash transactions**

The purchase of shares in Fora Telecom BV in December 2001 was made by means of an issue of MSEK 849 and the acquisition of shares in Levicom Broadband in December 2001 was undertaken through loan financing from the seller in the amount of MSEK 134. These transactions have no cash-effect and are not included in the Cash Flow Statements as investments nor as financing. Fora and Levicom Broadband had cash of MSEK 884 and MSEK 5, respectively, by the time of acquisition, which is stated as a reduced investment in the Cash Flow Statement.

**Note 4 Telephony operations in Sweden**

With effect from the 1st of January 2002 Optimal Telecom, which previously was reported in Branded Products, is included in the reported numbers for Nordic Market Area. This increases the visibility and improves the analysis of the financial development in both market areas.

In Sweden the reported number of active customers is now fully adopted to the definitions within the Group. As a result of this and the inclusion of Optimal, as a one time effect in Q1, the number of fixed and Internet customers were adjusted by -197,000 and the number of mobile customers by +80,000. Furthermore the number of 189,000 cableTV-customers is reported for the first time.

**Note 5 Case against Telia**

In the first quarter of 2002 Tele2 won a case in the Administrative Court against Telia regarding payment principles for interconnection. The decision was that Telia is liable for payments regarding traffic transited via their network ("Cascade Accounting") at certain tariffs rates. The Administrative Court of Appeal did not grant Telia inhibition in this case. Telia has decided to ignore the court's ruling. Final judgement is expected in the Autumn.

The effect of the decision is that Telia should pay a total of approximately MSEK 350 to Tele2. As a consequence hereof an amount of approximately MSEK 150 and MSEK 87 is included in operating revenue for mobile telephony in Sweden in the first and second quarter of 2002, respectively. The claim is hereby fully recorded at June 30, 2002.

**Note 6 Radio station and TV-license in Luxembourg**

The "Tango Sunshine" radio station, can be received over FM, cable and the Internet, and "Tango TV", a license allowing the distribution of a 24 hour TV program via the cable networks in Luxembourg and via the Astra satellite, is reported as business area CableTV in the Luxembourg market area.

## SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele2 AB

By: ____________

Name: Håkan Zadler
Title: CFO

Date: 8/5/02